UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE SAVINGS PLAN

DECEMBER 31, 2017 AND 2016

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2017

To the Plan Participants and the Plan Administrator of the AbbVie Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the AbbVie Savings Plan (the Plan) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information

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reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois
June 26, 2018

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2016

AbbVie Employee Benefit Board of Review

AbbVie Savings Plan

We have audited the accompanying statement of net assets available for benefits of the AbbVie Savings Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016 (not separately included herein).  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Savings Plan as of December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Chicago, Illinois
June 28, 2017

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AbbVie Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

(Dollars in thousands)

	2017	2016

Assets
Cash	$—	$1,013
Investments, at fair value	4,966,211	3,764,121
Notes receivable from participants	46,915	46,240
Accrued interest and dividend income	815	668
Due from brokers	268	673

Total assets	5,014,209	3,812,715

Liabilities
Other liabilities	661	—
Accrued administrative expenses	80	104
Due to brokers	1,703	1,660

Total liabilities	2,444	1,764

NET ASSETS AVAILABLE FOR BENEFITS	$5,011,765	$3,810,951

The accompanying notes are an integral part of these statements.

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AbbVie Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2017

(Dollars in thousands)

Additions
Contributions
Employer	$89,116
Participant	174,641
Rollovers	26,341

Total contributions	290,098

Investment income
Net appreciation in fair value of investments	997,199
Interest and dividends	116,993

Net investment income	1,114,192

Interest income on notes receivable from participants	1,591

Total additions	1,405,881

Deductions
Benefits paid to participants	209,824
Other expenses	986

Total deductions	210,810

Net increase prior to transfer	1,195,071

Plan transfers in (note A)	5,743

NET INCREASE AFTER TRANSFER	1,200,814

Net assets available for benefits
Beginning of year	3,810,951

End of year	$5,011,765

The accompanying notes are an integral part of these statements.

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AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of AbbVie Inc. (“AbbVie”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Aon Hewitt served as the Plan’s record keeper until its parent company, Aon Plc, completed the sale of its benefits administration business to Blackstone Group LP during 2017.  The business now operates as Alight Solutions and continues to serve as the record keeper of the Plan.  The Northern Trust Company (“Custodian” and “Trustee”) serves as the custodian and trustee.

During 2016, AbbVie acquired Stemcentrx, Inc.  In February 2017, approximately $5.7 million of assets held on behalf of Stemcentrx employees by a multiple employer plan transferred into the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Plan Trust (“Trust”).  The Trust is administered by the Trustee and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% (50% effective January 1, 2018) of their eligible earnings to the Trust.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature.  Participants may choose to make their contributions from pretax earnings, after-tax earnings or both.  The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the Internal Revenue Code (“IRC”).  All the contributions are subject to certain limitations of the IRC.  Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2017, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

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NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options including mutual funds and collective trusts of assorted investment strategies, target date funds, a short-term investment fund and AbbVie common shares.  AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies.  The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Cash dividends on shares of AbbVie common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan’s year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with AbbVie within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2017, forfeitures reduced AbbVie’s contributions by approximately $412,000.  Approximately $23,500 and $29,500 of forfeitures were available at the end of 2017 and 2016, respectively.

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NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, AbbVie common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made or commence by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  In-service withdrawals are available in certain circumstances as defined by the Plan.  The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  Investment fees for mutual funds, collective trust, and managed accounts are charged against the net assets of the respective fund.  AbbVie pays other record-keeping and administration fees, where applicable.  Expenses paid by AbbVie are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and AbbVie’s contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant.  Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

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NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share multiplied by the number of respective shares held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from these funds is permitted daily.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Corporate debt - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.

U.S. Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.

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NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation — Continued

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, 2017 and 2016 (dollars in thousands):

	Basis of Fair Value Measurement
2017	Level 1	Level 2	Level 3	Total

Common stock	$1,563,899	$—	$—	$1,563,899
Mutual funds	1,686,322	—	—	1,686,322
Certificate of deposit	—	5,006	—	5,006
Corporate debt	—	255,677	—	255,677
Total assets at fair value	$3,250,221	$260,683	$—	3,510,904
Assets measured at NAV:
Collective trust funds				1,455,307
Total investments				$4,966,211

	Basis of Fair Value Measurement
2016	Level 1	Level 2	Level 3	Total

Common stock	$1,134,630	$—	$—	$1,134,630
Mutual funds	1,271,053	—	—	1,271,053
Certificate of deposit	—	3,802	—	3,802
Corporate debt	—	231,271	—	231,271
U.S. Government securities	—	15,695	—	15,695
Total assets at fair value	$2,405,683	$250,768	$—	2,656,451
Assets measured at NAV:
Collective trust funds				1,107,670
Total investments				$3,764,121

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NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, 2017 and 2016 is presented below:

	2017	2016
AbbVie common shares, 12,299,005 and 13,587,259 shares, respectively, (dollars in thousands)	$1,189,437	$850,834
Market value per share	$96.71	$62.62

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

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NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of a collective trust fund managed by the Trustee for the Plan.  The Plan also invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.  During 2017, the Plan received $33.3 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Board of Review, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

During December 2017, the Plan filed a Form 5300 Application for Determination for Employee Benefit Plan with the IRS to request a favorable determination letter confirming that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  The Plan has not received a response from the IRS, however, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

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NOTE G — SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events and there were no subsequent events that require recognition or additional disclosure in these financial statements.

15

SUPPLEMENTAL SCHEDULE

16

AbbVie Savings Plan

EIN: 320375147, Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

(Dollars in thousands)

	Cost	Current
Identity of party involved/description of asset/rate/maturity	(a)	value

*ABBVIE INC., common shares		$1,189,437

ABBOTT LABORATORIES, common shares		374,462

Mutual funds
AMERICAN FUNDS EUROPACIFIC GROWTH		244,061
AMERICAN FUNDS THE GROWTH FUND OF AMERICA		430,226
AMERICAN FUNDS WASHINGTON MUTUAL INVESTORS FUND		156,150
DIAMOND HILL SMALL/MID CAP FUND		111,188
GMO GLOBAL ASSET ALLOCATION SERIES FUND		151,450
JPMORGAN CORE BOND FUND		235,231
PIMCO ALL ASSET FUND		74,871
PIMCO SHORT-TERM PORTFOLIO INSTITUTIONAL		3,510
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND		279,635

Collective trust funds
SSGA TARGET RETIREMENT 2015 SERIES FUND		13,640
SSGA TARGET RETIREMENT 2020 SERIES FUND		60,118
SSGA TARGET RETIREMENT 2025 SERIES FUND		93,419
SSGA TARGET RETIREMENT 2030 SERIES FUND		85,304
SSGA TARGET RETIREMENT 2035 SERIES FUND		63,747
SSGA TARGET RETIREMENT 2040 SERIES FUND		52,407
SSGA TARGET RETIREMENT 2045 SERIES FUND		30,954
SSGA TARGET RETIREMENT 2050 SERIES FUND		20,252
SSGA TARGET RETIREMENT 2055 SERIES FUND		5,442
SSGA TARGET RETIREMENT 2060 SERIES FUND		3,409
SSGA TARGET RETIREMENT INCOME SERIES FUND		16,236
VANGUARD INSTITUTIONAL 500 INDEX TRUST		646,610
VANGUARD INSTITUTIONAL EXTENDED MARKET TRUST		361,807
*COLLECTIVE SHORT TERM INVESTMENT FUND		1,962

17

Certificate of Deposit
BARCLAYS BANK PLC FLTG 05-17-2018	5,006

Corporate Debt
AGENCE FRANC DEV FRN SNR EMTN 02/18	2,000
AUST & NZ BKG GRP NY MTN 1.5% 01-16-2018	400
BAYERISCHE LANDESBANK MTN 1.25% 23/04/2018	998
BK NED GEMEENTEN FR SNR 05/18	13,011
DUKE ENERGY 5.25% DUE 01-15-2018	601
ERSTE ABWICKLUNG 29/01/2018	12,800
ERSTE ABWICKLUNGS 1.625% SNR 21/02/2019	6,956
ERSTE ABWICKLUNGSA BDS 1.25% 15/03/2018	1,997
ERSTE ABWICKLUNGSANSTALT MTN 1.125% 2/02/2018	5,197
EXPORT DEV CANADA FRN SNR 01/2018	3,000
EXPORT DEV CANADA FRN SNR 04/2018	5,000
EXXON MOBIL CORP FLTG RT 2.78625% DUE 03-01-2019	4,171
FIRST ABU DHABI BK 3% SNR EMTN 13/08/2019	2,525
FMS WERTMANAGEMENT ADJ RT 08-21-2019	4,399
FMS WERTMANAGEMENT FRN GTD SNR 01/18	13,000
FMS WERTMANAGEMENT FRN GTD SNR 05/18	11,999
GM FINL AUTOMOBILE LEASING TR 2016-2 10-22-2018/02-20-2018	168
HSBC BANK PLC FRNS 15/05/2018	1,287
HSBC USA INC NEW 1.625% DUE 01-16-2018	300
HSBC USA INC VAR RT DUE 08-07-2018	2,006
ING U S FDG LLC DISC COML PAPER 3/A3 YRS3&4 05-25-2018	794
ING US FDG LLC IAM COML PAPER 3/A3 COML PAPER IAM DUE 07-13-2018	2,000
JAPAN TOB INC 2.1 DUE 07-23-2018	401
KOMMUNALBANKEN AS FRN 20/02/18	13,600
KOMMUNALBANKEN AS FRN SNR FLTG RT 02/05/2019	7,009
KOMMUNINVEST I SVE FRN GTD SNR 05/19	4,000
KOMMUNINVEST I SVE FRN GTD SNR MTN 08/2018	12,509
LB BADEN-WUERTTEMBERG 1.375% 05/03/2018	3,497
L-BANK BW FOERDBK FRN SNR 07/18	2,001
MICROSOFT CORP 1.3% DUE 11-03-2018	1,744
NATL AUSTRALIA BK FLTG RT 1.25% DUE 03-08-2018	999
NED.FINANCE FRN SNR 10/2019	5,109
NED.FINANCE.MAATS FR SNR 01/20	1,406
NEDER BNDS 1.25% 16/01/2018	4,500
NEDERLANDSE WATERSCHAPSBANK FLTG RT 2-14-2018	13,001
NISSAN AUTO LEASE 1.25999999046% DUE 12-17-2018	1,725
NORDRH-WESTFALEN FRN SNR 09/2018	13,019

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NORDRH-WESTFALEN FRN SNR 11/2018	12,015
NRW BANK FRN SNR 02/2019	2,303
NRW BANK FRN SNR 03/2019	12,656
NRW BANK FRN SNR 08/18	12,061
Q 0 07/21/19 DUE 07-21-2019 REG	2,909
QNB FINANCE LTD 2.125% GTD SNR 14/02/18	700
QNB FINANCE LTD 2.75% DUE 31/10/2018	800
SACHSEN-ANHALT 1.25% SNR 14/05/2018	10,275
SALT RIV PROJ ARIZ AGRIC IMPT & PWR DISTTAXABLE COML PAPER 1.64% 03-13-2018	2,591
SANTANDER UK PLC FLTG RT 2.79363% DUE 08-24-2018	1,004
SLM STUDENT LN TR 2012-7 STUD LN BACKED NT CL A-2 FLTG 09-25-2019/03-26-2018	409
ST ENGINEERING FIN 1 LTD 4.8% MTN 16/07/2019	4,660
SWEDISH EXPORT CREDIT CORP FLTG RT 10-04-2018	2,501
TEMASEK FINL I LTD GLOBAL MEDIUM TERM NTTRANCHE # TR 00001 4.3 DUE 10-25-2019	362
TORONTO DOMINION BK SR STEP UP 03-31-2018	998
WELLS FARGO BK N A FLTG RT 0% DUE 11-28-2018	4,514
WESTPAC BANKING CORP BNDS 1.375 DUE 05-30-2018	5,790

*Loans to participants, 3.25% to 8.25%	46,915

$5,013,126

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE PUERTO RICO SAVINGS PLAN

DECEMBER 31, 2017 AND 2016

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2017

To the Plan Participants and the Plan Administrator of the AbbVie Puerto Rico Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois
June 26, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2016

AbbVie Employee Benefit Board of Review

AbbVie Puerto Rico Savings Plan

We have audited the accompanying statement of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016 (not separately included herein).  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Puerto Rico Savings Plan as of December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Chicago, Illinois
June 28, 2017

AbbVie Puerto Rico Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

(Dollars in thousands)

	2017	2016
Assets
Cash	$109	$200
Investments, at fair value	336,960	246,955
Notes receivable from participants	8,760	9,393
Accrued interest and dividend income	42	19
Due from brokers	2	19

Total assets	345,873	256,586

Liabilities
Other liabilities	1	171
Accrued administrative expenses	29	14
Due to brokers	168	199

Total liabilities	198	384

NET ASSETS AVAILABLE FOR BENEFITS	$345,675	$256,202

The accompanying notes are an integral part of these statements.

AbbVie Puerto Rico Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2017

(Dollars in thousands)

Additions
Contributions
Employer	$3,388
Participant	7,580

Total contributions	10,968

Investment income
Net appreciation in fair value of investments	82,990
Interest and dividends	7,814

Net investment income	90,804

Interest income on notes receivable from participants	300

Total additions	102,072

Deductions
Benefits paid to participants	12,416
Other expenses	183

Total deductions	12,599

NET INCREASE	89,473

Net assets available for benefits
Beginning of year	256,202

End of year	$345,675

The accompanying notes are an integral part of these statements.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Employees of AbbVie Inc.’s (“AbbVie”) selected subsidiaries and affiliates in Puerto Rico (the “Company”) may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan’s sponsor is AbbVie Ltd.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Aon Hewitt served as the Plan’s record keeper until its parent company, Aon Plc, completed the sale of its benefits administration business to Blackstone Group LP during 2017.  The business now operates as Alight Solutions and continues to serve as the record keeper of the Plan.  The Northern Trust Company (“Custodian”) serves as the custodian.  Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Puerto Rico Savings Plan Trust (“Trust”). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust.  Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011 (“PR Code”), as amended.  All the contributions are subject to certain limitations of the PR Code.  Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and for the year ended December 31, 2017, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options including mutual funds and collective trusts of assorted investment strategies, target date funds, a short-term investment fund and AbbVie common shares.  AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies.  The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2017, approximately $49,300 of forfeitures were used to reduce AbbVie’s contributions.  As of December 31, 2017 and 2016, approximately $1,478 and $17,700, respectively, of forfeitures were available.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made or commence by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations.  In-service withdrawals are available in certain circumstances as defined by the Plan.  The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund.  The Company pays other record-keeping and administration fees and Banco Popular de Puerto Rico trustee fees, where applicable.  Expenses paid by the Company are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant.  Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to the PR Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share multiplied by the number of shares held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from these funds is permitted daily.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, 2017 and 2016 (dollars in thousands):

	Basis of Fair Value Measurement
2017	Level 1	Level 2	Level 3	Total

Common stock	$184,412	$—	$—	$184,412
Mutual funds	99,645	—	—	99,645
Total assets at fair value	$284,057	$—	$—	284,057
Assets measured at NAV:
Collective trust funds				52,903
Total investments				$336,960

	Basis of Fair Value Measurement
2016	Level 1	Level 2	Level 3	Total

Common stock	$147,266	$—	$—	$147,266
Mutual funds	69,672	—	—	69,672
Total assets at fair value	$216,938	$—	$—	216,938
Assets measured at NAV:
Collective trust funds				30,017
Total investments				$246,955

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, 2017 and 2016 is presented below:

	2017	2016
AbbVie common shares, 1,438,598 and 1,792,986, respectively (dollars in thousands)	$139,127	$112,277
Market value per share	$96.71	$62.62

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of a collective trust fund managed by the Custodian for the Plan.  The Plan also invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.  During 2017, the Plan received $4.1 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Committee, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

On July 3, 2015, the Department of the Treasury of the Commonwealth of Puerto Rico issued its most recent letter to the effect that the Plan, as written, qualifies under Section 1081.01 of the PR Code and, consequently, is exempt from local income tax.  The Plan has been amended since the letter was issued.  The Plan’s management believes that the Plan is designed and is currently being operated in accordance with the applicable PR Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — SUBSQUENT EVENTS

The Company has evaluated subsequent events and there were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan

EIN: 980429860, Plan Number: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

(Dollars in thousands)

	Cost	Current
Identity of party involved/description of asset/rate/maturity	(a)	value

*ABBVIE INC., common shares		$139,127

ABBOTT LABORATORIES, common shares		45,285

Mutual funds
AMERICAN FUNDS EUROPACIFIC GROWTH FUND, CLASS R6		7,157
AMERICAN FUNDS GROWTH FUND OF AMERICA, CLASS R6		13,853
AMERICAN FUNDS WASHINGTON MUTUAL INVESTORS FUND, CLASS R6		4,117
BLACKROCK MONEY MARKET FUND		30,739
DIAMOND HILL SMALL/MID-CAP FUND		2,938
GMO GLOBAL ASSET ALLOCATION SERIES FUND, CLASS R6		5,173
J.P. MORGAN CORE BOND FUND		13,690
PIMCO ALL ASSET FUND		4,330
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND		17,648

Collective trust funds
SSGA TARGET RETIREMENT 2015 SERIES FUND		1,208
SSGA TARGET RETIREMENT 2020 SERIES FUND		5,622
SSGA TARGET RETIREMENT 2025 SERIES FUND		4,741
SSGA TARGET RETIREMENT 2030 SERIES FUND		4,408
SSGA TARGET RETIREMENT 2035 SERIES FUND		1,716
SSGA TARGET RETIREMENT 2040 SERIES FUND		845
SSGA TARGET RETIREMENT 2045 SERIES FUND		621
SSGA TARGET RETIREMENT 2050 SERIES FUND		260
SSGA TARGET RETIREMENT 2055 SERIES FUND		264
SSGA TARGET RETIREMENT 2060 SERIES FUND		422
SSGA TARGET RETIREMENT INCOME SERIES FUND		632
VANGUARD INSTITUTIONAL 500 INDEX FUND		20,479
VANGUARD INSTITUTIONAL EXTENDED MARKET FUND		11,465
*COLLECTIVE SHORT TERM INVESTMENT FUND		220

*Loans to participants, 3.25% to 8.25%		8,760

		$345,720

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.3	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

23.4	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.3	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

23.4	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date: June 26, 2018	By:	/s/ Michael J. Thomas
Michael J. Thomas
Plan Administrator